STMicroelectronics and QSound Labs Inc. Team Up
to Bring Leading-Edge Audio Technology
to Personal and Home Entertainment Products

QSound QHD® and QSurround® Audio Technology Incorporated into New Range of Sound TerminalTM Components from ST for Home Media Systems, Flat Panel TVs, Personal Multimedia Players and Accessories

Geneva and Calgary, January 4, 2007 - STMicroelectronics (NYSE: STM), one of the world’s largest semiconductor manufacturers and a global leader in consumer ICs, and QSound Labs, Inc. (NASDAQ: QSND), a leading technology developer of audio and voice software solutions, today announced that ST is to incorporate QSound’s QHD and QSurround 5.1 technology in its new ‘Sound Terminal’ STA3xxQS product line, for use in flat-panel TVs, active speakers and ‘Home Theatre in a Box’ systems.

The new STA3xxQS product range from ST offers unparalleled single-chip audio system solutions, comprising digital audio processing, digital amplifier control, power output stage and QSound audio enhancements. The new products will enable high-efficiency digital audio systems and allow leading consumer and audio product manufacturers to distinguish their products with QSound’s unique sound-field enhancements - expanded stereo image and multi-speaker surround capability – to deliver a fuller, more natural and immersive audio experience. The new product line is currently available worldwide in production quantities, while additional products are also being developed.

‘Sound Terminal™’ is a new digital audio stream concept from ST and is intended to bring high audio quality, lower power dissipation and reduced manufacturing costs to popular and fast-growing applications such as flat panel TV sets, wireless products and personal audio systems. The high level of integration of these single-package solutions, combined with their ability to handle a fully digital stream from sound source to loudspeaker, enables the design of cost-effective, high-efficiency, small form-factor sound systems.

QSound QHD and its industry recognized QXpander® technology is a field-proven stereo sound-field enhancement technology that provides a broader stereo sound image width with greater separation and depth for stereo signals and synthesizes a three-dimensional stereo sound field. QSound QHD removes the small centralized audio sweet spot by creating a very wide stereo image with full immersive audio. QSurround 5.1 adapts stereophonic audio signals for effective playback on multi-speaker ‘surround’ systems using QMSSTM QSound Multi-Speaker System Surround Synthesis algorithm.   The effect is to distribute the sound stage across the multi-speaker array, emulating playback of true surround-sound content.

“Sound enrichment is a key asset for ST’s ‘Sound Terminal’ customers and QSound’s QHD and QSurround 5.1 technologies offer a unique combination of audio quality and efficiency, when incorporated into our single-chip audio solutions” said Andrea Onetti, Audio Division General Manager, Home Entertainment and Displays Group, STMicroelectronics, “The unique ST offering of ‘Sound Terminal’ products can now leverage the QSound partnership in this and future product launches for the very best audio solutions available.”

“STMicroelectronics delivers a diverse range of world class semiconductor solutions for the global home entertainment market and our combined technologies provide the consumer with unmatched audio quality,” said David Gallagher President and Chief Executive Officer of QSound Labs Inc. “We are very pleased to be working closely with STMicroelectronics on this and future endeavors.”

About STMicroelectronics

STMicroelectronics is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today's convergence markets. The Company's shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2005, the Company's net revenues were $8.88 billion and net earnings were $266 million. Further information on ST can be found at www.st.com

About QSound Labs, Inc.

Since its inception in 1988, QSound Labs, Inc. has established itself as one of the world's leading audio technology companies. The company has developed proprietary audio solutions that include virtual surround sound, positional audio and stereo enhancement for the mobile devices, consumer electronics, PC/multimedia, and Internet markets. QSound Labs’ cutting-edge audio technologies create rich 3D audio environments allowing consumers to enjoy stereo surround sound from two, four and up to 7.1 speaker systems. The company’s customer and partner roster includes Aplix, Aricent, ARM, ATI, BenQ, Broadcom, HiSilicon, Lenovo, Marvell (Intel), MITAC, Monta Vista, PacketVideo, Philips, Qualcomm, RealNetworks, Sanyo, Sony Vaio, Tensilica, Texas Instruments, Thomson, Toshiba, Trolltech, UTStarcom, Zoran and ZTE among others.  To hear 3D audio demos and learn more about QSound, visit our web site at http://www.qsound.com

QSound Labs, Inc. - Forward-Looking Statements

This release contains forward-looking statements concerning, among other things, expected use of QSound’s technologies incorporated in ST’s audio solutions by leading consumer and audio product manufacturers, and development of future QSound-enabled ST products. These statements involve risks and uncertainties which could cause actual results, performance or achievements of QSound, or industry results, to differ materially from those reflected in the forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with loss of QSound’s business relationship with ST, acceptance of QSound’s technologies by consumer and audio product manufacturers and by consumers, QSound's ability to carry out its business strategy and marketing plans, dependence on intellectual property, rapid technological change, competition, and general economic and business conditions.  Forward-looking statements are based on the current expectations, projections and assumptions of QSound's management, and readers are referred a further discussion of QSound’s assumptions and risk factors in QSound's annual report and other documents filed with U.S and Canadian regulatory authorities. QSound undertakes no obligation to update these forward-looking statements in the future.

Trademarks

Sound Terminal is a trademark of STMicroelectronics. QSound QHD, QSurround, QXpander and QMSS are trademarks of QSound Labs, Inc.

Press Contacts

Investor Relations

Mike Markowitz

Stanley March

STMicroelectronics

STMicroelectronics

Tel: +1-212-821-8959

Tel: +1-212-821-8939

michael.markowitz@st.com

stan.march@st.com

Jacques LaPointe

Paula Murray

QSound Labs, Inc.

QSound Labs, Inc.

+1-403-291-2492

+1-954-796-8798

jacques.lapointe@qsound.com

paula.murray@qsound.com